United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

April 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

Press Release
CVRD 2006 minimum dividend
Rio de Janeiro, April 12, 2006 — Companhia Vale do Rio Doce (CVRD) informs that it approved today the payment of the first installment o the 2006 minimum dividend to shareholders, US$650 million, equivalent to US$0.534683891 per outstanding common or preferred class A share, to be made from April 28 onwards.
CVRD’s Senior Management proposal for the minimum dividend to be paid to its shareholders in 2006, publicly disclosed on January 26, 2006, established a minimum amount for the year of US$1.3 billion or US$1.069367781 per outstanding common or preferred class A share, to be paid in two equal installments, on April 28 and October 31, 2006. The minimum dividend was proposed in accordance with CVRD’s Dividend Policy, and took into account the issuance of new preferred class A (PNA) shares for the completion of the stock merger with Caemi Mineração e Metalurgia S.A. (Caemi), as approved at the Extraordinary General Shareholders Meeting held on March 31, 2006. The new CVRD PNA shares will be exchanged for Caemi preferred shares from May 4, 2006, onwards.
Form of payment
The first installment of the minimum dividend will be paid according to the following terms:
1.	Distribution of R$1,392,300,000.00 equivalent to R$1.145292894 per outstanding common or preferred class A share. From this amount, R$809,800,000.00 equivalent to R$0.666133869 per outstanding preferred class A or common share, will be paid in the form of interest on shareholders’ equity, and R$582,500,000.00, equivalent to R$0.479159025 per outstanding preferred or common share, in the form of dividends.
The values were obtained from the conversion of the US dollar amount into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 11, 2006, of R$2.1420 per US dollar, as announced on January 26, 2006.
2.	The payment will take place from April 28, 2006, onwards. The distribution is subject to withholding income tax in accordance with the applicable Brazilian law.

3.	The record date for CVRD shares traded on the São Paulo Stock Exchange, BOVESPA, is April 12, 2006. For the Company’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange, NYSE, the record date will be April 18, 2006. All shareholders on these respective record dates will have the right to the dividend payment.

4.	CVRD shares will trade ex-dividend in both markets from tomorrow, April 13, 2006.
Holders of Caemi’s preferred shares
The holders of Caemi preferred shares on the record date, April 12, 2006, traded on the BOVESPA under the ticker symbol CMET4, will have the right to receive the above-mentioned payment, considering the exchange ratio of 0.04115 CVRD preferred class A share per Caemi preferred share. Therefore, these investors will receive R$0.027411409 per share in the form interest on shareholders’ equity and R$0.019717394 per share in the form of dividends.

Press Release

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fabio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Pedro Gibbon: pedro.gibbon@cvrd.com.br +55-21-3814-6026
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 13, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations